22004758 ...SION

SEC
Mail Processing
Section
FEB 22 2022
Washington DC
413

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-34299 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First South Carolina Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6300 St. Andrews Road, Suite B
(No. and Street)

Columbia (City) South Carolina (State) 29212 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John L. Jordan (Name) (803) 731-0455 (Area Code – Telephone Number) fscs@microbyte.net (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker, L.L.P
(Name – if individual, state last, first, and middle name)

15 South Main Street, Suite 800, Greenville, S.C. 29601
(Address) (City) (State) (Zip Code)

June 7, 2005 (Date of Registration with PCAOB)(if applicable)
2324 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, John L. Jordan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First South Carolina Securities, Inc., as of December 31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Susan F. Lawhead
Notary Public
State of South Carolina
My Commission Expires
March 27, 2029

[signature]
Notary Public

Signature: [signature]
Title: President

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplement Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GreerWalker



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of First South Carolina Securities, Inc.:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First South Carolina Securities, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First South Carolina Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of First South Carolina Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First South Carolina Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2 - Exemption from Rule 15c3-3 Special Reserve Bank Account Arrangement under Rule 15c-3-3(k)(2)(i) of the Securities Exchange Commission and the Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission as of December 31, 2021 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of First South Carolina Securities, Inc.'s financial statements. The supplemental information is the responsibility of First South Carolina Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First South Carolina Securities, Inc.'s auditors since 2021.

GreerWalker

Certified Public Accountants
February 14, 2022
Charlotte, NC

## FIRST SOUTH CAROLINA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash and cash equivalents | $ | 656,163 |
| Accounts receivable | | 600 |
| Cash value of life insurance | | 614,002 |
| Deposits | | 875 |
| Total assets | $ | 1,271,640 |
| | | |
| ***Liabilities*** | | |
| Accounts payable, accrued expenses, and other liabilities | $ | 22,043 |
| Total liabilities | | 22,043 |
| | | |
| ***Commitments and contingencies - Note 6*** | | |
| | | |
| ***Stockholders' equity*** | | |
| Common stock - Class A, $1 par value, 300,000 shares authorized, 134,067 shares issued and outstanding | | 134,067 |
| Common stock - Class B, $1 par value, 100,000 shares authorized, no shares issued and outstanding | | - |
| Retained earnings | | 1,115,530 |
| Total stockholders' equity | | 1,249,597 |
| | | |
| Total liabilities and stockholders' equity | $ | 1,271,640 |

See notes to financial statements.

## FIRST SOUTH CAROLINA SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| ***Revenues*** | | |
| Net gains on trading securities | $ | 208,573 |
| Interest | | 1,598 |
| Fees for advisory and management services | | 104,500 |
| Total revenues | | 314,671 |
| ***Expenses*** | | |
| Employee compensation and other costs | | 284,113 |
| Clearing and custody | | 9,275 |
| Communications | | 11,417 |
| Occupancy and equipment | | 12,134 |
| Promotional costs and travel | | 1,930 |
| Licensing, regulatory fees and costs | | 4,237 |
| Other operating income, net | | (11,105) |
| Total expenses | | 312,001 |
| Total income before income taxes | | 2,670 |
| Income tax | | - |
| Net income | $ | 2,670 |

See notes to financial statements.

## FIRST SOUTH CAROLINA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| ***Common stock*** | | |
| Class A - Balance, January 1 and December 31 | $ | 134,067 |
| Class B - Balance, January 1 and December 31 | | - |
| ***Retained earnings*** | | |
| Balance, January 1 | | 1,112,860 |
| Net income | | 2,670 |
| Balance, December 31 | | 1,115,530 |
| Total stockholders' equity | $ | 1,249,597 |

See notes to financial statements.

## FIRST SOUTH CAROLINA SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| ***Cash flows from operating activities:*** | | |
| Net income | $ | 2,670 |
| Adjustments to reconcile net income to | | |
| net cash applied to operating activities | | |
| Increase in accounts receivable | | (600) |
| Decrease in accounts payable, accrued expenses, and other liabilities | | (10,403) |
| Net cash applied to operating activities | | (8,333) |
| ***Cash flows from investing activities:*** | | |
| Increase in cash value of life insurance, net | | (33,766) |
| Net cash applied to investing activities | | (33,766) |
| ***Decrease in cash and cash equivalents*** | | (42,099) |
| Cash and cash equivalents, beginning of year | | 698,262 |
| Cash and cash equivalents, end of year | $ | 656,163 |
| ***Supplemental disclosure*** | | |
| Cash paid during the year for income taxes | $ | - |

See notes to financial statements.

## Note 1. Summary of Significant Accounting Policies and Activities

Business activities and regulation:

First South Carolina Securities, Inc. (the "Company") is a registered broker/dealer licensed in South Carolina serving financial institutions across South Carolina, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of principal invested.

The Company uses the accrual method of accounting.

Revenue Recognition:

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between the cost and market value (or fair value) is included in net gains on trading securities. Revenue earned for investment advisory services is recorded in the period the consultation is provided.

The Company's revenues are generated primarily through providing investment related advisory services. The Company receives non-refundable, monthly advisory fees to compensate for the research and analysis performed as part of the engagement. The Company recognizes these non-refundable monthly advisory fees as earned in accordance with the terms of the engagement.

The Company earns trading revenue through commissions earned for executing trades for clients on individual securities. This revenue is earned and collected when the trades are executed.

Cash Surrender Value of Life Insurance:

Life insurance contracts represent single premium life insurance contracts on lives of certain officers of the Company. The Company is the beneficiary of these policies. These contracts are reported at their cash surrender value and changes in the cash surrender value are included in other operating income.

Income Taxes:

Deferred income taxes are provided when expenses, relating to depreciation of office equipment, are recognized in different years for financial and tax reporting purposes. Deferred income taxes also arise from net operating loss carryforwards.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The provisions of FASB ASC 740-10 did not have any impact on the Company's financial position as no uncertain tax positions have been taken. Tax returns for 2018 and subsequent years are subject to examination by taxing authorities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash deposits in banks. The Company places its cash with high credit quality institutions, assessing the risk of loss to be low. As of December 31, 2021, cash deposits exceeding FDIC limits totaled $395,284.

Fair Value of Assets and Liabilities:

The carrying amounts of all financial instruments approximate their estimates fair values in the accompanying statement of financial condition.

Recently Issued Accounting Pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

**Note 2. Cash and Cash Equivalents**

Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission ("SEC") applied to none of the funds on deposit as of December 31, 2021. The Company considers all highy liquid investments with a maturity of three months or less when purchased to be cash equivalents.

**Note 3. Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $1,248,112 which was $1,148,112 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0177 to 1.

**Note 4. Income Taxes**

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the year ended December 31, 2021.

Income tax:

| | |
|---|---|
| Federal | $ - |
| State | - |
| Total | $ - |
| | |
| Deferred income taxes (benefit) | $ 4,478 |
| Change in valuation allowance | (4,478) |
| Provision (benefit) | $ - |

The income tax effect of cumulative temporary differences as of December 31, 2021 is as follows:

| | Deferred Tax Asset (Liability) |
|---|---|
| Net operating loss carryforwards | $ 29,825 |
| Valuation allowance | (29,825) |
| Deferred income tax asset | $ - |

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the year ended December 31, 2021 as follows:

| | |
|---|---|
| Tax expense at statutory rate | $ 561 |
| Increase (decrease) in taxes resulting from: | |
| Cash surrender value of life insurance | (4,544) |
| State tax (net of federal benefit) | (560) |
| Change in valuation allowance | 4,478 |
| Other, net | 65 |
| Tax provision (benefit) | $ - |

As of December 31, 2021, the Company has a federal net operating loss carryforward of $114,317 and a state net operating loss carryforward of $147,291. These net operating losses with begin to expire 2035 and 2033, respectively.

Management has evaluated the likelihood of recognizing the Companys deferred income tax asset. Based on the evidence supporting this asset, management has decided to record a full valuation allowance against the asset on the Company's books. A deferred income tax asset is created from the difference between book income and using GAAP and taxable income.

Deferred tax assets represent the future tax benefit of deductible items. The Company, under the current Internal Revenue Code, is allowed an up to two-year carryback and a twenty-year carryforward of these timing items. A valuation allowance is established if it is more likely than not that a tax asset will not be realized. The valuation allowance reduces the recorded deferred income tax assets to net realizable value. As of December 31, 2021, the valuation allowance increased to $29,825 to reflect the portion of the deferred income tax asset that is not able to be offset against net operating loss carrybacks and future taxable income, when the Company generates future taxable income, it will be able to reevaluate the amount of the valuation allowance.

**Note 5. Lease Obligation**

The Company leases office facilities through July 31, 2022. The operating lease obligations for the terms of the lease are as follows:

| | |
|---|---|
| 2022 | $ 6,125 |

There is no commitment after the end of the one-year lease term.

**Note 6. Commitments and Contingencies**

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. As of December 31, 2021, management is not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

**Note 7. Subsequent Events**

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

## FIRST SOUTH CAROLINA SECURITIES, INC.

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

| | | |
|---|---|---|
| ***Net capital*** | | |
| Total stockholders' equity | $ | 1,249,597 |
| Ownership equity not allowable | | - |
| Other deductions or credits | | - |
| Total capital allowable | | 1,249,597 |
| ***Deductions and/or charges*** | | |
| Nonallowable assets | | - |
| Other assets | | 1,475 |
| Total nonallowable assets | | 1,475 |
| Net capital | $ | 1,248,122 |
| ***Aggregate indebtedness*** | | |
| Items included in statement of condition | | |
| Accounts payable, accrued expenses, and other liabilities | $ | 22,043 |
| Total aggregate indebtedness | $ | 22,043 |
| ***Basic net capital requirement*** | | |
| Minimum (15:1) | $ | 1,470 |
| Minimum dollar amounts | $ | 100,000 |
| Greater of the above | $ | 100,000 |
| Excess net capital | $ | 1,148,122 |
| Ratio of aggregate indebtedness to net capital | | 1.77% |
| ***Reconciliation with company's computation*** | | |
| Part II of Form X-17a-5 as of December 31, 2021 | | |
| Net capital as reported in Company's Part II (Unaudited) FOCUS Report | $ | 1,248,122 |
| Auditors' adjustment | | - |
| Net capital per above | $ | 1,248,122 |

See report of independent registered public accounting Firm.

## First South Carolina Securities, Inc.

***Schedule 2 – Exemption from Rule 15c3-3 Special Reserve Bank Account Arrangement Under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission***
***As of December 31, 2021***

The Company operates to meet the exemption under Securities and Exchange Commission Rule 15c3-3(k)(2)(i) from the special reserve requirement of Rule 15c3-3.

Most transactions involve delivery contemporaneous with payment under arrangement with a bank (DVP arrangements). A special reserve bank account for the benefit of customers is established at Synovus Bank for Rule (k)(2)(i) purposes.

As of December 31, 2021, the Company had no funds that were required to be deposited in the special account.

## First South Carolina Securities, Inc.

***Schedule 3 – Information Relating to Possession or Control Requirements***
***Under Rule 15c3-3 of the Securities and Exchange Commission***
***As of December 31, 2021***

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which the instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items: None

Customers' fully paid securities and excess marhin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Number of items: None

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of First South Carolina Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First South Carolina Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First South Carolina Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) First South Carolina Securities, Inc. stated that First South Carolina Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First South Carolina Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First South Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 14, 2022
Charlotte, NC

First South Carolina Securities

**First South Carolina Securities, Inc.**
6300 St. Andrews Road, Suite B
Columbia, South Carolina 29212
(803) 731-0455

Exemption from SEC Rule 15c3-3

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from Sec Rule 15c3-3 throughout the most recent year to file an exemption report containing the following statements ("assertions"):

(a) First South Carolina Securities, Inc. is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

(b) First South Carolina Securities met the exemption provisions throughout the most recent fiscal year without exception.

John L. Jordan

GreerWalker

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of First South Carolina Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of First South Carolina Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

**GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC**
**Charlotte Office** The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
**Greenville Office** Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

**Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com**

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 14, 2022
Charlotte, NC

**SIPC-7** (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

**SIPC-7** (36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First South Carolina Securities, Inc.
Sec # 8-34299
6300 St.Andrews Road
Suite B
Columbia, SC 29212

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John L. Jordan 803-731-0455

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $315 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**) 07/19/21 Date Paid | (236) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 79 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $79 |

G. **PAYMENT:** √ **the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $79

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First South Carolina Securities, Inc.
(Name of Corporation, Partnership or other organization)

John L. Jordan
(Authorized Signature)

Dated the 28 day of January, 2022.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01/2021
and ending 12/31/2021

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $314,670 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Budget & Asset-liability service - per Christine King (Deductions in excess of $100,000 require documentation) | 104,500 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 104,500 |
| 2d. SIPC Net Operating Revenues | $210,170 |
| 2e. General Assessment @ .0015 | $315 |
| | (to page 1, line 2.A.) |